UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

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BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JULY 27, 2010

DATE, TIME AND PLACE:

July 27, 2010, 10 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Messrs. José de Menezes Berenguer Neto; José de Paiva Ferreira, Celso Clemente Giacometti and José Roberto Mendonça de Barros - Directors. Absent by justified reasons Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mrs. Viviane Senna Lalli – Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s By-laws.

BOARD:

Pursuant to article 18, item I of the Company’s By-laws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mrs. Flávia Zahr Pace, to act as the Secretary.

AGENDA:

(a) knowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, their interactions with internal areas and the internal and external auditors of the Company, as well as of Audit Committee Report related to the Company’s Financial Statements, all of them related to the semester ended June 30, 2010, (b) approval of (i) the quarterly information for the 2nd quarter of 2010 and the Company’s Financial Statements for the semester ended June 30, 2010, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report and (ii) of the Tax Credit Realization Technical Study for the semester ended June 30, 2010, for purposes of Item I of Article 2 of Circular # 3171 of December 30, 2002, issued by the Brazilian Central Bank, (c) approval of Ombudsman Report related to the semester ended June 30, 2010, for purposes of complying with the provisions of Article 2, VI, of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council, and (d) knowledge of the activities performed by the Company´s Shareholders area.

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RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Knowledge, in accordance to Article 29, § 3, item IX of the Company’s By-laws, of the activities conducted by the Audit Committee of the conglomerate's financial and economic Santander in Brazil and their interactions with internal areas and the internal auditors and independent of the Company, as well as of the Audit Committee Report related to the Company´s Financial Statements, all of them related to the semester ended June 30, 2010;

(b) approve, under Article 17, items VII and X of the Company’s By-laws (i) the quarterly information for the 2nd quarter of 2010 and the Company’s Financial Statements for the semester ended June 30, 2010, together with the Management’s Report, the balance sheet, the statements of profit and loss, cash flows, changes in the shareholders’ equity and the added value and Explanatory Notes. The Financial statements and the and the documents part of it were prepared in accordance to the Brazilian Accounting Practices, set up by the Corporation Act, in addition to the standards of the National Monetary Council, the Brazilian Central Bank and applicable regulations, in accordance to the external auditors' report and the Audit Committee Report without exceptions, presented to the Board. Still, were also approved the Condensed Consolidated Financial Statements prepared in a supplementary manner according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the semester ended June 30, 2010, and (ii) the Tax Credit Realization Technical Study for the semester ended June 30, 2010, for purposes of Item I of Article 2 of Circular # 3.171, issued by the Brazilian Central Bank, everything as proposed by the Board of Executive Officers in the meeting on July 23, 2010, at 09 a.m. Finally, the Board authorized the Board of Executive Officers to take all measures required for publication of the Financial Statements approved herein, accompanied by the documents that comprise it, including the external auditors' opinion and the Audit Committee Report summary, in the gazette "Diário Oficial do Estado de São Paulo" and newspaper "Valor Econômico", and its disclosure upon remittance to the Brazilian Securities & Exchange Commission (“CVM”), BM&F Bovespa S.A. – Commodities and Futures Exchange and the Securities and Exchange Commission – SEC;

It was registered in the minutes that attended the Meeting (i) the members of the Audit Committee Ms. Maria Elena Castro Figueira, Messrs. Paulo Roberto Simões da Cunha and Sérgio Darcy da Silva Alves, to provide information relating to items (a) and (b) of the Agenda, and (ii) the partner of Deloitte Touche Tohmatsu, Mr. Francisco Antonio Maldonado Sant'Anna, to provide information relating to item (b) of the Agenda.

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(c) approve, under Article 31, items V and VI of the Company’s By-laws, the Ombudsman Report for the semester ended June 30, 2010, in order to comply with the provisions of Article 2, VI, of Resolution # 3.849 of March 25, 2010, issued by the National Monetary Council, as the document presented to Directors, which will be filed at the headquarters of the Company; and

(d) Finally, taken knowledge of the main activities undertaken by the Company´s Shareholders area, including the performance of the Company´s stock value during the period from October 2009 to July 2010.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Directors and by the Secretary. São Paulo, July 27, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Messrs. José de Menezes Berenguer Neto; José de Paiva Ferreira, Celso Clemente Giacometti and José Roberto Mendonça de Barros - Directors

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

Flávia Zahr Pace Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer